UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V.

(Name of Subject Company (Issuer))

BANCO INVEX S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, AS
TRUSTEE FOR TRUST NUMBER 1387

(Names of Filing Persons (Offeror))

SERIES A COMMON STOCK

AMERICAN DEPOSITARY SHARES,

(Each representing seven Ordinary Participation Certificates of the Subject Company)

ORDINARY PARTICIPATION CERTIFICATES
(Each representing three Series A Common Stock)
(Title of Class of Securities)

57773A508 (ADSs)

(CUSIP Number of Class of Securities)

BANCO INVEX S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, AS
TRUSTEE FOR TRUST NUMBER 1387

Torre Esmeralda I. Blvd. Manuel Ávila Camacho No. 40, floor 7

Colonia Lomas de Chapultepec, Mexico City, Mexico 11000
5350-3333 ext. 2228

Copies to:

Michael L. Fitzgerald, Esq.
Paul Hastings LLP
75 E. 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$60,156,084.71*	$8,205.29**

*Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The transaction valuation was calculated assuming the purchase of all outstanding shares of Series A Common Stock, no par value, including those represented by CPOs and ADSs, at a purchase price of Ps. 0.9666 in cash per share of Series A Common Stock. As of January 31, 2013, there were 790,125,839 shares of Series A Common Stock outstanding, including those represented by CPOs and ADSs. The Transaction Valuation was calculated using the February 19, 2013 exchange rate published by Banco de Mexico in the Official Gazette of Mexico of Ps. 12.6959 to US$1.00.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934 equals to 0.0001364 of the transaction valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed in connection with an offer in the United States by Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, as Trustee for Trust  Number 1387, (“Purchaser”) to purchase for cash (i) all of the outstanding Series A Common Stock, without par value (the “Shares”) of Maxcom Telecomunicaciones, S.A.B. de C.V., a limited liability public stock corporation, a sociedad anónima bursátil de capital variable, organized and existing under the laws of the United Mexican States (“Maxcom”), (ii) all of the outstanding Ordinary Participation Certificates (“CPOs”) of Maxcom, and (iii) all of the outstanding American Depository Shares (“ADSs,” and collectively with the Shares and the CPOs, and in each case, with any coupon representing unpaid dividends as of the day hereof, the “Securities”), of Maxcom, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated February 20, 2013 (the “Offer to Purchase”), and in the related ADS Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “U.S. Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  Each ADS represents seven CPOs.  Each CPO represents three Shares.

Simultaneously with the U.S. Offer, Purchaser is offering in Mexico (the “Mexican Offer” and collectively with the U.S. Offer, the “Offers”) to purchase for cash all of the outstanding Shares and CPOs of Maxcom for Ps. 0.9666 for each Share and Ps. 2.90 for each CPO on substantially the same terms of the U.S. Offer. This Schedule TO is being filed on behalf of the Purchaser.

All information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 11 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A) U.S. Offer to Purchase, dated February 20, 2013

(a)(1)(B) Form of ADS Letter of Transmittal

(a)(1)(C) Notice of Guaranteed Delivery

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Companies

(a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Companies

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Form W-9

(a)(1)(G) Form of Summary Advertisement, dated February 20, 2013, published in the Investors Business Daily

(b) Not applicable

(d)(1) Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and Nexus-Maxcom Holdings I, LLC with the appearance of Nexus Partners I, LLC

(d)(2) Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and Bankamerica Investment Corporation with the appearance of Nexus Partners I, LLC

(d)(3) Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V.and BAS Capital Funding Corporation with the appearance of Nexus Partners I, LLC

(d)(4) Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and BASCFC-Maxcom Holdings I, LLC with the appearance of Nexus Partners I, LLC

(d)(5) Agreement to Tender, dated as of December 4, 2012, among Ventura CapitalPrivado, S.A. de C.V., and Fleet Growth Resources, Inc. with the appearance of Nexus Partners I, LLC

(d)(6) Agreement to Tender dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V., and Eduardo Vazquez Arroyo Carstens, Gabriel Agustin Vázquez Arroyo Carstens and Alina Georgina Carstens Martínez

(d)(7) Recapitalization Agreement, dated as of December  4, 2012, by and among Ventura Capital Privado, S.A. de C.V., and Maxcom Telecomunicaciones, S.A.B. de C.V.

(g) Not applicable

(h) Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ventura Capital Privado S.A. de C.V.

By:	/s/ Javier Molinar

Name: Javier Molinar

Title: Chairman of the Board

Date: February 20, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	U.S. Offer to Purchase, dated February 20, 2013

(a)(1)(B)	Form of ADS Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Companies

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Companies

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Form W-9

(a)(1)(G)	Form of Summary Advertisement, dated February 20, 2013, published in the Investors Business Daily

(b)	Not applicable

(d)(1)	Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and Nexus-Maxcom Holdings I, LLC. with the appearance of Nexus Partners I, LLC

(d)(2)	Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and Bankamerica Investment Corporation with the appearance of Nexus Partners I, LLC

(d)(3)	Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V.and BAS Capital Funding Corporation with the appearance of Nexus Partners I, LLC

(d)(4)	Agreement to Tender, dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V. and BASCFC-Maxcom Holdings I, LLC with the appearance of Nexus Partners I, LLC

(d)(5)	Agreement to Tender, dated as of December 4, 2012, among Ventura CapitalPrivado, S.A. de C.V., and Fleet Growth Resources, Inc. with the appearance of Nexus Partners I, LLC

(d)(6)

Agreement to Tender dated as of December 4, 2012, among Ventura Capital Privado, S.A. de C.V., and Eduardo Vazquez Arroyo Carstens, Gabriel Agustin Vázquez Arroyo Carstens and Alina Georgina Carstens Martínez

(d)(7)	Recapitalization Agreement, dated as of December 4, 2012, by and among Ventura Capital Privado, S.A. de C.V., and Maxcom Telecomunicaciones, S.A.B. de C.V.

(g)	Not applicable

(h)	Not applicable